UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 January 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH plc H2 2011 Development Update

D E V E L O P M E N T    S T R A T E G Y     U P D A T E

4 January 2012

CRH ANNOUNCES SECOND-HALF 2011 DEVELOPMENT SPEND OF €0.4 BILLION BRINGING TOTAL 2011 DEVELOPMENT SPEND TO €0.6 BILLION

CRH plc, the international building materials group, today announces 23 acquisition and investment initiatives totalling approximately €0.4 billion undertaken during the second-half of 2011 as part of its continuing programme of development activity.

The development initiatives in this Update include:

·      Europe Materials: 3 acquisitions, 1 investment - €195 million
       A significant investment in cement grinding capacity in Belgium complementing existing activities in the Benelux; strategic add-on in Ukraine for recently commissioned state-of-the-art cement plant; readymixed concrete bolt-on acquisitions in Finland and continued development by associate Yatai Building Materials in northeastern China.

·      Europe Products & Distribution: 4 acquisitions - €28 million
       Further build-out of Sanitary, Heating and Plumbing distribution activities expanding to 20 the total number of branches in this segment in Belgium.

·     Americas Materials: 9 acquisitions - €112 million (US$157 million)
       Active second-half bolt-on programme, adding approximately 0.25 billion tonnes of aggregates reserves, improving existing market positions and bringing total 2011 investment by this Division to approximately US$0.3 billion.

·      Americas Products & Distribution: 6 acquisitions - €72 million (US$101 million)
       Addition of 24 Distribution branches in four transactions in the second half of 2011; in particular the acquisition in December of United Products expanded our existing positions in the Northern Plains states of Minnesota,
       Wisconsin, North Dakota, South Dakota and Nebraska.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"The bolt-on transactions announced today are very much in keeping with the Group's strategy to acquire businesses which add value to our existing operations or which expand our footprint in developed markets where we see opportunities for further growth. Meanwhile we continued to grow our activities in developing economies by investing through our 26% associate in northeastern China and through a strategic bolt-on acquisition in Ukraine."

Europe Materials: €195 million

The Europe Materials Division completed three acquisitions in each of Belgium, Finland and Ukraine during the second-half of 2011 adding €93 million of annualised incremental sales. In addition, further investment by the Group in our 26% associate in China brought total second-half spend by this Division to €195 million.

Belgium
The acquisition of VVM Group was completed in early August, and was referred to in our Interim Results report in mid-August. VVM's operations comprise two cement grinding mills (combined capacity of 1.5 million tonnes) in Belgium and two readymixed concrete plants in Belgium and northern France. The acquisition represents an important strategic opportunity for our Benelux-based Cementbouw business, which is a major distributor of cement, readymixed concrete and other building materials in the Netherlands; VVM adds well-invested assets in locations that yield purchasing and logistics synergies across the combined business.

Finland
In October, the Group acquired three readymixed concrete plants in west Finland from Karvian Betoni and Kauhajoen Valmisbetoni. With combined annual concrete sales volumes of 50,000 m3 and access to 1.6 million tonnes of well-located sand and gravel reserves, this bolt-on transaction strengthens our readymixed concrete market position in the Satakunta and Ostrobothnia regions.

Ukraine
In December, the Group extended the geographic reach of its operations in Ukraine into the important Odessa region with the acquisition of 51% of Odessa Cement, a wet process cement facility with a cement grinding capacity of 0.5 million tonnes located in Odessa city. With the largest port in Ukraine (where the Danube and Dnip rivers enter the Black Sea), a well-connected international airport and well-developed rail network, Odessa is a major transport and commercial hub. CRH plans to operate the Odessa plant as a cement mill using clinker supplied from the recently-commissioned dry process kiln at its Podilsky cement facility in eastern Ukraine which has an annual clinker capacity of 2.3 million tonnes.

China
During the second half of 2011, the Group's 26% associate in China, Yatai Building Materials, completed the construction of a 1.5 million-tonne-per-annum cement mill in Harbin, increasing in-house utilisation of clinker and bringing the total annual cement production capacity of its Harbin-based operations to 4.1 million tonnes. Yatai Building Materials also progressed its developments in downstream concrete products through investment in facilities in each of the provincial capitals Harbin (Heilongjiang), Changchun (Jilin) and Shenyang (Liaoning).

Europe Products & Distribution: €28 million
The Europe Products & Distribution Division completed four acquisitions in the second half of 2011 at a total cost of €28 million, adding incremental annualised sales of €52 million.

Products
In July, the Concrete Products group acquired Poussard, a concrete poles business located in the west of France. This bolt-on facilitates improved capacity utilisation in the running of our existing production facilities in addition to strengthening market presence in the region.

Distribution
Our Distribution group acquired three businesses during the period, adding a total of 12 branches to its network in the Benelux. In November and December, two acquisitions added eight Sanitary, Heating and Plumbing (SHAP) locations in Belgium. These locations are an excellent geographic fit with the existing operations of Sax Sanitair, acquired in August 2010, and strengthen our position as the leading SHAP merchant in Belgium with a network of 20 branches. In a single transaction in November, the Distribution group expanded its DIY operations with the addition of four DIY branches located in the north east of the Netherlands.

Americas Materials: €112 million (US$157 million)

The Americas Materials Division completed nine acquisitions during the second-half of 2011 at a combined cost of US$157 million (€112 million) giving rise to incremental annualised sales of US$164 million and strengthening its aggregates position through the addition of approximately 254 million tonnes of reserves.

Northeast
Our Northeast division's Tilcon New Jersey operations were expanded during the period with the acquisition in August of the assets of the North Bergen group of companies. Comprising two asphalt plants and a recycling business, north Bergen's prime location and high-capacity plant also presents opportunities to consolidate production in the area.

Mid-Atlantic
In September, the Group acquired Central Supply, which operates six readymixed concrete plants, a concrete block plant and five building supply stores in northern West Virginia. Central Supply is a strong market player across all its activities and represents an excellent entry point for the Group into the readymixed concrete business in West Virginia where the Group is already a major asphalt and aggregates producer. The assets of Powers Stone, a construction aggregates and quarrying business based in Susquehanna County, Pennsylvania was acquired in November. With 64 million tonnes of aggregates reserves, Powers fits well with our existing Slusser Brothers asphalt and paving operations in Pennsylvania and facilitates the development of a fully vertically-integrated position in this region which is expected to benefit from significant construction activity associated with the development of natural gas exploration at the Marcellus shale reserves.

Central
An asphalt and construction company located in Wheelersburg, Ohio, Cunningham Asphalt and Paving, was acquired in December. This bolt-on transaction to our Shelly business facilitates more efficient production in the region and adds 2 million tonnes of aggregates reserves.

Central-West
Two reserves purchases completed in July improve long-term security of supply for our aggregates business in the Central-West region. Everett Quarries, based north of Kansas City in northwest Missouri, operates five quarries with combined reserves of 44 million tonnes. In Minnesota the acquisition of New Ulm Quartzite Quarries, a single location aggregates operation comprising 28 million tonnes of high quality reserves provides an excellent fit with our existing business in nearby Mankato strengthening the Group's market presence in southern Minnesota in addition to providing opportunities for transport synergies.

In October, the Group acquired 36 million tonnes of well-located high-quality limestone reserves in Tulsa, Oklahoma, adjacent to our APAC-Oklahoma East Quarry property, providing security of supply to our vertically-integrated operations in the area. Lindsey Contractors, a vertically-integrated aggregates, asphalt and construction business headquartered in Waco, Texas, was acquired in November. This bolt-on business, operating a limestone quarry (69 million tonnes permitted reserves), four asphalt plants and an asphalt construction business is concentrated along the high-growth I-35 corridor. Lindsey's market location furthers the reach of the Central-West division's business in addition to facilitating operational benefits in its north Austin and south Fort Worth markets.

Mountain-West
In August, 11 million tonnes of high quality reserves, located just south of Durango city limits in Colorado were purchased. The area is characterised by scarcity of reserves and this transaction provides security of supply into the future in addition to facilitating the relocation of nearby plant, reducing haul distances to market and yielding transport savings.

Americas Products & Distribution: €72 million (US$101 million)

The Americas Products & Distribution Division completed six bolt-on transactions during the second-half of 2011 at a combined cost of US$101 million (€72 million) and adding incremental annualised sales of US$163 million.

Products
The Building Products group completed two acquisitions in the second half. Rogers Block, a manufacturer and distributor of masonry and landscape products in the greater Indianapolis area, was acquired in July; providing opportunities for cost and purchasing synergies, this bolt-on also facilitates improved capacity utilisation across the Division's combined operations in the area. In December, Outdoor World, a supplier of bulk soils and mulches in the greater Boston area was acquired. This bolt-on provides a strong geographical fit with our existing business in the area and will yield savings in production costs and transport.

Distribution
Four acquisitions were completed by the Distribution group during the period. In September, the acquisition of Pacific Source - a four-branch distributor providing Hawaiian builders with a broad range of products required to complete building projects - extends our existing operational footprint in Hawaii and provides significant fixed cost synergies. The acquisition of American Wholesale Building Supply, a single-branch exterior products supplier based in Smyrna, in northwest Atlanta city, provides excellent access to the Atlanta metropolitan area. The assets of Ivan Supply, a four-branch exterior products distributor servicing roofing contractors in the Philadelphia market were acquired in October, increasing our market share in metropolitan Philadelphia.

In December, the Distribution group acquired the assets of United Products, a 15-branch exterior products distributor in the Northern Plains region, with branches in Minnesota (7), Wisconsin (3), North Dakota (3), South Dakota (1) and Nebraska (1). The addition of United Products, which brings our total network of branches in the Northern Plains region to 26, is expected to improve significantly the operational efficiency and effectiveness of our existing businesses as well as increasing the sales footprint in the region.

Divestment update

In September our Europe Materials Division disposed of Premier Periclase, its sea-water magnesia operations in Ireland for total proceeds of approximately €21 million. Premier Periclase recorded sales of €29 million in 2010 and pre-disposal 2011 sales of approximately €25 million.

Contact at Dublin +353 1 404 1000

Myles Lee                                      Chief Executive
Maeve Carton                                Finance Director
Rossa McCann                             Head of Group Finance
Éimear O'Flynn                           Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  4 January 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director